Exhibit 12, Page 1 of 1

NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	Year ended December 31,
	2003	2002	2001	2000	1999

EARNINGS
Income from continuing operations before income taxes as reported	$586	$706	$553	$250	$351

Add:
Total interest expenses (as detailed below)	609	663	674	721	708
Amortization of capitalized interest	5	6	5	5	4
Income (loss) of partially owned entities (1)	46	36	39	60	47
Subsidiaries' preferred dividend requirements	--	2	2	2	2

Income before income taxes, as adjusted	$1,246	$1,413	$1,273	$1,038	$1,112

FIXED CHARGES
Interest expense on debt	$497	$518	$553	$551	$531
Other interest expense	5	32	2	42	35
Calculated interest portion of rent expense	39	40	41	40	35
NS' share of Conrail interest	68	73	78	88	107

Total interest expenses	609	663	674	721	708

Capitalized interest	12	11	17	18	15

Subsidiaries' preferred dividend requirement on a pretax basis	--	4	4	4	4

Total fixed charges	$621	$678	$695	$743	$727

RATIO OF EARNINGS TO FIXED CHARGES	2.01	2.08	1.83	1.40	1.53

(1) Includes: (a) the distributed income of 20%-49% owned entities, net of equity recorded in undistributed income and the minority income of consolidated entities which have fixed charges; and (b) NS' share of Conrail's income before income taxes, net of equity in earnings of Conrail included in NS' income from continuing operations before taxes as reported.

The computations do not include $0.3 million of interest expense related to $7.8 million of debt guaranteed for a less than 50% owned entity.